Exhibit 1

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                                                Contact:   Hunter Smith
                                                           Bunge Limited
                                                           1-914-684-3450
                                                           hsmith@bunge.com



                       Bunge Limited Forecasts Increased
            Fourth Quarter Net Income and Positive Outlook for 2003

WHITE PLAINS, NY - December 12, 2002 - Bunge Limited (NYSE: BG), an integrated, global agribusiness and food company, today projected that net income for the quarter ending December 31, 2002 would be between $80 to $90 million, or $0.81 to $0.91 per share, reflecting an increase from its prior net income projection of $55 to $60 million, or $0.55 to $0.60 per share, provided on October 21, 2002.

In the fourth quarter of 2001 Bunge earned net income of $48 million, or $0.58 per share, based on common shares outstanding of 83.2 million. Bill Wells, chief financial officer, stated: "We have experienced stronger than anticipated results in our South American agribusiness operations, on the basis of record harvests and good global demand for soybean meal and oil, which have resulted in a longer than normal crushing season in South America. Our North American operations have remained solid despite the shortfall in the US harvests because of hedge positions put on during earlier periods of the year. Fertilizer results remain strong and food products results are in line with expectations. Lastly, our projected results for the year include projected net nonrecurring benefits of approximately $33 million, thus our estimate of normalized net income for the full year 2002 would be $214 - $224 million."

"This forecast is based on current expectations regarding year-end exchange rates in Brazil and Argentina. Further weakness in those currencies could have an additional positive impact upon results. In addition, this forecast excludes any contribution from Cereol."


OUTLOOK FOR 2003


"Bunge's forecast of net income for 2003 is based on a weaker margin environment in North America, due to a shorter crop, mitigated by strong results in South America and Europe, as well as continued volume growth and benefits from our integrated business model. We expect continued growth in fertilizer results, and strong fundamentals for edible oils benefiting our food products division. Integration of Cereol and synergy


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targets will remain on or ahead of schedule.
In addition, we base our forecasts on single-digit percentage devaluations of the Brazilian Real and Argentine Peso."

"We believe that the fundamental outlook for our business is solid, despite the current weakness in US crush margins, because global demand for protein meal and edible oil remains firm, and capacity additions should be in line with this demand growth."

"As such, we forecast net income for the first quarter of 2003 to be $25 - $30 million, or $0.25 - $0.30 per share. In the first quarter of 2002, net income was $21.9 million, or $0.26 per share. For the full year, we forecast net income of $260 - $270 million, or $2.62 - $2.72 per share.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 21 countries. The Company is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in South America. With its recently announced acquisition of Cereol S.A., Bunge will become the world's leading oilseed processing company.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forwardlooking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: our ability to complete the acquisition of Cereol and to integrate Cereol's operations; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.


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